Securities and Exchange Commission
                          Washington, D.  C.  20549

                               _______________

                                  Form 10-SB

                                ______________


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                           GALAXY SPECIALTIES, INC.
                     (Name of registrant in its charter)


      NEVADA                                       81-0438093
  (State of incorporation)             (I. R. S. Employer Identification No.)

                        369 East 900 South, Suite 149
                          Salt Lake City, Utah 84111
                                (801) 323-2395
 (Address and telephone number of principal executive offices and principal place of business)


                               ________________

         Securities registered pursuant to Section 12(b) of the Act:

                                     None
                               ________________

         Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value $.001
                             Title of each class

                              Table of Contents

                                    PART I

Item 1: Description of Business............................................3
Item 2: Management's Discussion and Analysis or Plan of Operation..........6
Item 3: Description of Property............................................6
Item 4: Security Ownership of Certain Beneficial Owners and Management.....6
Item 5: Directors, Executive Officers, Promoters and Control Persons.......7
Item 6: Executive Compensation.............................................7
Item 7: Certain Relationships and Related Transactions.....................8
Item 8: Description of Securities..........................................8

                                   PART II

Item 1: Market Price for Common Equity and Related Stockholder Matters.....8
Item 2: Legal Proceedings..................................................8
Item 3: Changes in and Disagreements with Accountants......................9
Item 4: Recent Sales of Unregistered Securities............................9
Item 5: Indemnification of Directors and Officers..........................9

                                   PART F/S
Index to Financial Statements..............................................9

                                   PART III

Item 1: Index to and Description of Exhibits...............................10

                          FORWARD LOOKING STATEMENTS

     In this registration statement references to "Galaxy," "we," "us," and "our" refer to Galaxy Specialties, Inc.

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Galaxy's control. These factors include but are not limited to economic conditions generally and in the industries in which Galaxy may participate; competition within Galaxy's chosen industry, including competition from much larger competitors; technological advances and failure by Galaxy to successfully develop business relationships.

                       ITEM 1: DESCRIPTION OF BUSINESS

Business Development

     On May 22, 1999, Galaxy Specialties, Inc. was incorporated in the state of Nevada. Galaxy merged with Hystar Aerospace Marketing Corporation of Montana ("Hystar") on June 5, 2000. Hystar merged with Galaxy solely to change its domicile from Montana to Nevada. Hystar was incorporated in the state of Montana on March 7, 1986 and was a wholly owned subsidiary of Nautilus Entertainment, Inc., a Nevada corporation. Hystar was formed to lease, sell and market the Hystar airship and the Burkett Mill, a waste milling device. However, the venture was found to be cost prohibitive and Hystar ceased such activities in 1986. Hystar did not engage in any further commercial operations.

     We do not have active business operations and remain a subsidiary of Nautilus Entertainment, Inc., now called VIP Worldnet, Inc. We are a development stage company and have suffered losses since our inception. Our independent auditors have expressed doubt that we can continue as a going concern unless we obtain financing. We have voluntarily filed this registration statement to become a reporting company.

Our Plan

     Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

     Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders, or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

     Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

     A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

     Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

     In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

     (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

     (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

     (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     (5)   The extent to which the business opportunity can be advanced;

     (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

     (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

     (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

     We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

     We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

     We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

     Galaxy has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


      ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     We have no assets and have experienced losses from inception. For the fiscal year ended June 30, 2000, we had no cash on hand and total current liabilities of $28,000. The $28,000 note payable is owed to a related party for accounting and legal fees paid on our behalf incurred during the year ended 2000. We have no commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, we have yet to generate positive cash flow. Since inception, we have primarily financed our operations through the sale of our common stock and we believe that our current cash needs can be met by loans from our directors, officers and shareholders for at least the next twelve months. However, if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock.

     Our management intends to actively seek business opportunities during the next twelve months.


                      ITEM 3: DESCRIPTION OF PROPERTIES

     We do not currently own or lease any property. We utilize office space in the office of one of our shareholders at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


              ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our outstanding common stock of each person or group known by us to own beneficially more than 5% of our outstanding common stock and ownership of our management. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 17,000,000 shares of common stock outstanding as of August 1, 2000.

                          CERTAIN BENEFICIAL OWNERS

                                   Common Stock Beneficially Owned
                                   -------------------------------

Name and Address of              Number of Shares of
Beneficial Owners                Common Stock             Percentage of Class
-------------------------------  ---------------------    -------------------
VIP Worldnet, Inc.                    15,036,621               88.5%
154 E.  Ford Avenue
Salt Lake City, Utah 84115

     * VIP Worldnet, Inc. holds 15,000,000 shares and its directors and officers beneficially own the following shares of our common stock: Joanne Clinger, President, 28,597 and Wayne Reichman, Secretary, 8,024.


                     MANAGEMENT

                                    Common Stock Beneficially Owned
                                    -------------------------------

Name and Address of              Number of Shares
Beneficial Owners                Common Stock          Percentage of Class
-------------------------------- ------------------    -------------------
Jeanne Ball                              200                    **
968 Bloomsburg Cove
Murray, Utah 84123

April Marino                             400                    **
402 East Maxwell Lane
Salt Lake City, Utah 84115

** Less than 1%



                   ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require at least one director and allow for up to nine directors who serve for a term of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

Name               Age     Position Held            Director or Officer Since
------------     ------    ----------------------   -----------------------

Jeanne Ball         42     President/ Director       June 5, 2000

April Marino        26     Secretary/Treasurer/
                           Director                  June 5, 2000

     Jeanne Ball   For the past five years Ms. Ball has worked as an
independent contractor performing duties of a legal secretary for an attorney. She is a director of Bennion Corporation and Wings & Things, Inc., both are reporting companies.

     April Marino   Ms. Marino has been employed as a secretary for Mutual
Ventures Corporation since December 18, 1997. From January 1995 to October 1997 she was employed by Universal Business Insurance as a Customer Service Representative. She is a director of Bennion Corporation, a reporting company.


                        ITEM 6: EXECUTIVE COMPENSATION

     Our named executive officers have not received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us during the past three fiscal years. We have not entered into employment contracts with our executive officers and their compensation, if any, will be determined at the discretion of our Board of Directors.

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


            ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We have not engaged in any transactions in excess of $60,000 during the past two years involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

Parent Company

     VIP Worldnet, Inc. is our parent company and beneficially owns 15,036,621 shares of our common stock. Such shares represent 88.5 % of our issued and outstanding shares.


                      ITEM 8: DESCRIPTION OF SECURITIES


Common Stock

     We are authorized to issue 20,000,000 shares of common stock, par value $.001, of which 17,000,000 are outstanding as of August 1, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.


                                   PART II


                    ITEM 1: MARKET PRICE FOR COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS

     We do not have an established public trading market. We have approximately 86 stockholders of record and 1,363,379 common shares are free trading and the balance, 15,636,621, are restricted shares as that term is defined in Rule 144. We do not have any outstanding options or warrants to purchase our common shares. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.


                          ITEM 2: LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.

            ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


               ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

     We have not sold any securities without registration within the past three years.


              ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     Our bylaws provide that individuals may receive advances for expenses if the individual provides a written undertaking that he will repay the advance if he is judged be a court of competent jurisdiction that he is not entitled to indemnification.


                                   PART F/S

                        INDEX TO FINANCIAL STATEMENTS


   Galaxy Specialties, Inc.  Financial Statements for June 30, 2000 and 1999.

               Auditors report                    F-1
               Balance sheet                      F-2
               Statement of operations            F-3
               Statement of stockholder's equity  F-4
               Statement of cash flows            F-5
               Notes                              F-6

                           GALAXY SPECIALTIES, INC.


                             FINANCIAL STATEMENTS
                            JUNE 30, 2000 and 1999

                               <Letterhead of:
                               SMITH & COMPANY
                        A Professional Corporation of
                        Certified Public Accountants>




                         INDEPENDENT AUDITOR'S REPORT

Board of Directors
Galaxy Specialties, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Galaxy Specialties, Inc. (a development stage company) as of June 30, 2000 and 1999, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended June 30, 2000 and 1999, and for the period of March 7, 1986 (date of inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Specialties, Inc. (a development stage company) as of June 30, 2000 and 1999, and the results of its operations, changes in stockholders' equity (deficit), and its cash flows for the years ended June 30, 2000 and 1999, and for the period of March 7, 1986 (date of inception) to June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has at June 30, 2000 a retained deficit of $45,000. The Company has suffered losses from operations and has a substantial need for working capital. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2 to the financial statements. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.


                                       /s/ Smith & Company
                                      CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
July 25, 2000

        10 West 100 South, Suite 700* Salt Lake City, Utah 84101-1554
            Telephone: (801) 575-8297 * Facsimile: (801) 575-8306

                           GALAXY SPECIALTIES, INC.
                        (A Development Stage Company)
                                BALANCE SHEETS



                                                           June 30,
                                                      2000          1999
                                                  ------------- -------------
    ASSETS

CURRENT ASSETS
  Cash in bank                                    $          0  $          0
                                                  ------------- -------------
                                                  $          0  $          0
                                                  ============= =============

    LIABILITIES & EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable - related party (Note 4)       $     28,000  $          0
                                                  ------------- -------------
               TOTAL CURRENT LIABILITIES                28,000             0

STOCKHOLDERS' EQUITY (DEFICIT)
  Common Stock $.001 par value:
      Authorized - 20,000,000 shares
      Issued and outstanding 17,000,000 shares          17,000        17,000
  Deficit accumulated during the development stage     (45,000)      (17,000)
                                                  ------------- -------------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                   (28,000)            0
                                                  ------------- -------------
                                                  $          0  $          0
                                                  ============= =============





See Notes to Financial Statements

                           GALAXY SPECIALTIES, INC.
                        (A Development Stage Company)
                           STATEMENTS OF OPERATIONS

                                                                 3/7/86
                                             Year ended          (Date of
                                              June 30,           inception) to
                                           2000        1999      6/30/2000
                                      ------------ ------------- -------------
Net sales                             $         0  $          0  $          0
Cost of sales                                   0             0             0
                                      ------------ ------------- -------------
         GROSS PROFIT                           0             0             0

General & administrative expenses          28,000             0        45,000
                                      ------------ ------------- -------------

         NET LOSS                     $   (28,000) $          0  $    (45,000)
                                      ============ ============= =============
Net income (loss) per weighted
  average share                       $     (.002) $      (.000)
                                      ============ =============
Weighted average number of common
 shares used to compute net income
 (loss) per weighted average share     17,000,000    17,000,000
                                      ============ =============


See Notes to Financial Statements

                           GALAXY SPECIALTIES, INC.
                        (A Development Stage Company)
           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                    Deficit
                                                                  Accumulated
                                             Common Stock           During
                                           Par Value $0.001       Development
                                         Shares        Amount        Stage
                                      ------------ ------------- -------------
Balances at 3/7/86 (Date of inception)          0  $          0  $         0
 Issuance of common stock (restricted)
   at $.001 per share at 4/24/86       17,000,000        17,000            0
  Net loss for period                                                 (3,400)
                                      ------------ ------------- -------------
Balances at 6/30/86                    17,000,000        17,000       (3,400)
  Net loss for year                                                   (3,400)
                                      ------------ ------------- -------------
Balances at 6/30/87                    17,000,000        17,000       (6,800)
  Net loss for year                                                   (3,400)
                                      ------------ ------------- -------------
Balances at 6/30/88                    17,000,000        17,000      (10,200)
  Net loss for year                                                   (3,400)
                                      ------------ ------------- -------------
Balances at 6/30/89                    17,000,000        17,000      (13,600)
  Net loss for year                                                   (3,400)
                                      ------------ ------------- -------------
Balances at 6/30/90                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/91                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/92                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/93                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/94                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/95                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/96                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/97                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/98                    17,000,000        17,000      (17,000)
  Net income for year                                                      0
                                      ------------ ------------- -------------
Balances at 6/30/99                    17,000,000        17,000      (17,000)
  Net loss for year                                                  (28,000)
                                      ------------ ------------- -------------

Balances at 6/30/00                    17,000,000  $     17,000  $   (45,000)
                                      ============ ============= =============

See Notes to Financial Statements

                           GALAXY SPECIALTIES, INC.
                        (A Development Stage Company)
                           STATEMENTS OF CASH FLOWS

                                                                 3/7/86
                                             Year ended          (Date of
                                              June 30,           inception) to
                                           2000        1999      6/30/2000
                                      ------------ ------------- -------------
OPERATING ACTIVITIES
  Net income (loss)                   $   (28,000) $          0  $    (45,000)
  Adjustments to reconcile net income
   (loss) to cash used by operating
   activities:
     Amortization                               0             0        17,000
     Accounts payable - related party      28,000             0        28,000
                                      ------------ ------------- -------------
              NET CASH USED BY
               OPERATING ACTIVITIES             0             0             0

INVESTING ACTIVITIES
  Organization costs                            0             0       (17,000)
                                      ------------ ------------- -------------
              NET CASH REQUIRED BY
               INVESTING ACTIVITIES             0             0       (17,000)

FINANCING ACTIVITIES
  Proceeds from sale of common stock            0             0        17,000
                                      ------------ ------------- -------------
              NET CASH PROVIDED BY
               FINANCING ACTIVITIES             0             0        17,000
                                      ------------ ------------- -------------
              INCREASE IN CASH
               AND CASH EQUIVALENTS             0             0             0

Cash and cash equivalents at
 beginning of period                            0             0             0
                                      ------------ ------------- -------------

              CASH & CASH EQUIVALENTS
               AT END OF PERIOD       $         0  $          0  $          0
                                      ============ ============= =============

See Notes to Financial Statements.

                           GALAXY SPECIALTIES, INC.
                        (A Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
                            June 30, 2000 and 1999


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a. Organization & Consolidation Policy

Galaxy Specialties, Inc. (the Company), a Nevada corporation, was incorporated on May 22, 2000. On June 5, 2000, the Company merged with Hystar Aerospace Marketing Corporation of Montana Inc. (Hystar). The Company is the surviving corporation.

Hystar Aerospace Marketing Corporation of Montana was incorporated March 7, 1986 to lease, sell, and market airships and the Burkett Mill, a waste milling device, which rights were acquired from VIP Worldnet, Inc., initially the only shareholder. The technology to further develop the airship and the mill by the parent company proved to be prohibitive, and shortly after the acquisition of the marketing rights further activity ceased. Hystar has been inactive since that date.

The merger was recorded under the pooling of interests method of accounting. Each share of the Company remained outstanding as one fully paid and non-assessable share of capital stock of the surviving corporation.

The accompanying financial statements present the financial condition and results of operations of Hystar from its inception through the merger date and of the surviving entity, the Company, as of the merger date.

b. Recognition of Revenue

The Company recognizes income and expense on the accrual basis of accounting.

c. Earnings (Loss) Per Share

The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

d. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e. Provision for Income Taxes

The Company records the income tax effect of transactions in the same year that the transactions enter into the determination of income, regardless of when the transactions are recognized for tax purposes. Tax credits are recorded in the year realized. Since the Company has not yet realized income as of the date of this report, no provision for income taxes has been made.

In February, 1992, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which supersedes substantially all existing authoritative literature for accounting for income taxes and requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to become payable or refundable. The Statement was applied in the Company's financial statements for the fiscal year commencing July 1, 1992.

No provision for income taxes have been recorded due to net operating loss carryforwards totaling approximately $45,000 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2001. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused.

                           GALAXY SPECIALTIES, INC.
                        (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS (continued)
                            June 30, 2000 and 1999


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

f. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends.

h. Organization Costs

The Company amortized its organization costs over a five year period.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3: CAPITALIZATION

In 1986, the Company issued 17,000,000 shares of common stock for the marketing rights to a waste milling device. The value of this issuance was $17,000.

NOTE 4: RELATED PARTY TRANSACTIONS

During the year ended June 30, 2000, the Company incurred $28,000 of professional fees payable to Mutual Ventures Corp. An officer of the Company is also an employee of Mutual Ventures Corp.

NOTE 5: DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

                                   PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit
Number       Description                                        Location
-------      -------------                                      ------------

3.1          Articles of Incorporation, dated May 22, 2000      See attached

3.2          Articles of Merger filed June 5, 2000              See attached

3.3          Bylaws of  Galaxy                                  See attached

27           Financial Data Schedule                            See attached





                                  SIGNATURE

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

           8/16/00
 Date_________________________     Galaxy Specialties, Inc.


                                        /s/ Jeanne Ball
                                   By: _______________________________
                                      Jeanne Ball, President and Director